November 10, 2015

RE: Get cash now from your United Mortgage Trust investment.

Dear Investor,

Good news!  Now you can sell your United Mortgage Trust investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $6.50 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for United Mortgage Trust to decide if or when you get your money back. But this offer expires on December 11, 2015, so you must act soon.

Why take advantage of this opportunity today?
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62.5% Higher than the Competing Offer!  You have probably received the mini-tender offer mailed by Gebbia International at $4 per Share.  We are offering you $2.50 more per Share, and not in a mini-tender.  Why would you accept so much less for your investment and with less protection?

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Sell to the industry's leading buyer. MacKenzie is the leading buyer of REITs in tender offers.  No one buys more and has more experience getting the job done.  Gebbia International has, to our knowledge, never made a tender offer before.  They have never filed an SEC-registered offer.

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Sell at a PREMIUM to secondary market trades.  As discussed in the Offer, the Shares occasionally trade in informal secondary markets or on the pink sheets, but at prices ranging from $4.60 to $5.81.  Our offer is higher than any secondary market trade this year!

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Guarantee your cash now. United Mortgage Trust has an infinite life, it has been around for 18 years, and it has not said when it might liquidate.  Sell today and ensure you get your money out from this security.

•	Regain control over your investments. It's your money, but you can't access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.
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Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

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Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash now. We will mail your check within three business days after United Mortgage Trust confirms the transfer.  If you hold your Shares in "street name" through your broker, then you only need to instruct your broker to tender your Shares, and this process will be completed within days of the Expiration Date.

MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,
Pat Patterson
Chairman

P.S. Remember, this offer expires December 11, 2015 (unless extended). So don't delay. Fill out and mail in the United Mortgage Trust Assignment Form today so we can transfer the Shares and rush you a check.